04002788

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CM

PD 3/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51811

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~OPT Securities, LLC~~ OPTSecurities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 College Street, Floor 16

(No. and Street)

Charlotte	NC	28202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane Avinger (704) 731-5990

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crisp Hughes Evans LLP

(Name – *if individual, state last, first, middle name*)

3600 Bank of America Plaza, 101 S. Tryon St., Charlotte, NC 28280

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED FEB 24 2004 WASH. D.C. 181 SECTION PROCESSING

PROCESSED MAR 22 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jane Avinger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OPT Securities, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jane Avinger
Signature

Controller
Title

Phyllis M Martin
Notary Public Expires: 10-22-2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Financial Statements

December 31, 2003

Table of Contents

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Member
OPT Securities, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of OPT Securities, LLC, as of December 31, 2003 and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of OPT Securities, LLC as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crisp Hughes Evans LLP

Charlotte, North Carolina
January 14, 2004

3600 Bank of America Plaza
101 South Tryon Street
Charlotte, NC 28280
704.334.3600
704.372.0303 fax
www.che-llp.com

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$	10,890
Nonmarketable securities		15,915
	$	26,805

Member's Equity

Fixed investment account	$	10,000
Undistributed earnings		16,805
Total member's equity	$	26,805

The accompanying notes are an integral part of these financial statements.

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Statement of Operations
For the Year Ended December 31, 2003

Revenue:		
Commissions	$	150,534
Other		726
		151,260
Expenses:		
Brokerage expense		16,015
Shared office expense		14,000
Professional fees		4,750
Depreciation expense		5,869
Other general and administrative expense		7,743
		48,377
Net income	$	102,883

The accompanying notes are an integral part of these financial statements.

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Statement of Member's Equity
For the Year Ended December 31, 2003

	Fixed Investment Accounts	Undistributed Earnings
Balance, December 31, 2002	$ 10,000	$ 30,261
Net Income	-	102,883
Distributions to member	-	(116,339)
Balance, December 31, 2003	$ 10,000	$ 16,805

The accompanying notes are an integral part of these financial statements.

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net income	$ 102,883
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	5,869
Loss on disposal of office furniture and equipment	2,636
Changes in assets and liabilities:	
Net change in nonmarketable securities	4,200
Decrease in prepaid expenses	1,670
Decrease in accounts payable	(700)
Net cash provided by operating activities	116,558
Cash flows from financing activities:	
Distributions to member	(116,339)
Increase in cash and cash equivalents	219
Cash and cash equivalents:	
Beginning of year	10,671
End of year	$ 10,890

The accompanying notes are an integral part of these financial statements.

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Notes To Financial Statements
December 31, 2003

1. Nature of Business and Significant Accounting Policies

Nature of business: OPT Securities, LLC (the "Company") is a registered broker/dealer and has been a member of the National Association of Securities Dealers, Inc. ("NASD") since November 1999. The Company specializes in selling mutual fund shares or variable insurance to customers for which the issuer or distributing broker/dealer pays the Company a commission. The Company's affiliate and sole member, OPT Capital, LLC, designs, implements and administers nonqualified deferred compensation ("NQDC") plans, which are funded with mutual funds or variable insurance products sold by the Company.

The Company is a broker/dealer that does not receive, directly or indirectly, or hold customer funds or customer securities, does not carry customer accounts, and does not engage in any of the activities described in paragraphs (a)(2)(i) through (v) of SEC Rule 15c3-1(a). Since the Company's business is limited to the selling of mutual fund shares and variable insurance, the Company is exempt from the reserve provisions of SEC Rule 15c3-3, based on paragraph k(1) of that rule.

Cash and cash equivalents: For purposes of reporting cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less.

Recognition of revenue: Securities transactions and related commission revenue and expense are recorded on the date the transaction is executed, otherwise referred to as the "trade date."

Office furniture and equipment: Office furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed by the straight-line method over an estimated useful life of 5 years.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: The Company, with the consent of its member, has elected to be taxed under sections of federal and state income tax law which provide that, in lieu of corporation income taxes, the member includes the Company's items of income, deductions, losses and credits in the member's tax return. As a result of this election, no income taxes have been recognized in the accompanying financial statements.

2. Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2003, the Company had net capital of $10,890 under Rule 15c3-1, which was $5,890 in excess of its required net capital of $5,000. The Company's net capital ratio (aggregate indebtedness to net capital) was zero.

3. Transactions with Affiliates

During 2003, the Company's affiliate and sole member, OPT Capital, LLC provided office space, office supplies, computer equipment and personnel to the Company for its use in day-to-day operations. The payments made to OPT Capital in 2003, as set forth in an expense-sharing agreement with the Company, were $14,000.

4. Nonmarketable Securities

Securities not readily marketable include investment securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933. The securities' fair values at December 31, 2003 were $15,915.

OPT SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)

Schedule I

Computation of Net Capital and Aggregate
Indebtedness Pursuant To Rule 15c3-1
December 31, 2003

Total member's equity from the statement of financial condition	$	26,805
Deductions:		
Nonmarketable securities	$	15,915
Net capital	$	10,890
Aggregate indebtedness:		
Accounts Payable	$	-
Computation of basic net capital requirement:		
Minimum net capital required	$	5,000
Excess net capital	$	5,890
Ratio, aggregate indebtedness to net capital		0%

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2003 as filed by the Company on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

Crisp
Hughes
Evans LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

**Independent Auditors' Report
On Internal Control**

To the Member
OPT Securities, LLC
Charlotte, North Carolina

In planning and performing our audit of the financial statements of OPT Securities, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons;

(2) Recordation of differences required by Rule 17a-13; and

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above. Currently, the Controller has the ability to initiate wire transfers. This results in a lack of segregation of duties, as she also has access to the general ledger and performs the reconciliations of the bank accounts. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated January 14, 2004.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the SEC and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Crisp Hughes Evans LLP

Charlotte, North Carolina
January 14, 2004